UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2013

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2013

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice concerning Partial Amendment to the Articles of Incorporation

Tokyo, May 15, 2013 — Mitsubishi UFJ Financial Group, Inc. (MUFG) resolved, at a meeting of the Board of Directors held today, to submit a proposal for partial amendment to the Articles of Incorporation of MUFG, as stated below, at the 8th Annual General Meeting of Shareholders to be held on June 27, 2013 and each of the general meetings of holders of class shares to be held on June 27, 2013.

1.	Reasons for Amendments

(1)	The capital adequacy requirements (“Basel III”), pursuant to a new financial regulatory framework established by the “Basel Committee on Banking Supervision,” an institution comprised of financial regulators from various major industrialized countries, etc., was introduced in Japan at the end of March 2013 and eligibility criteria in order for preferred shares and subordinated debt, among other things, to be included as regulatory capital has become stricter. Specifically, the terms and conditions of preferred shares and subordinated debt, etc. are required to have the following provision: in the case where a write-off or a conversion into ordinary shares of the relevant instruments (the “Write-off, etc.”) or financial support or other similar measure taken by a public sector, without which the firm would become non-viable, is determined to be necessary, the Write-off, etc. shall be effected. In order for the flexible issuance of preferred shares that meet the above requirement in the future, MUFG will change the terms of each class of preferred shares currently authorized to be issued (Article 20 of the Proposed Amendments).

MUFG has no plan to issue any particular series of the preferred shares at this time.

(2)	The following amendments will be made with respect to Class 3 Preferred Shares, all of which have already been cancelled.

(i)	The aggregate number of shares authorized to be issued by MUFG will be decreased, and the aggregate number of Class 3 Preferred Shares authorized to be issued will be deleted (Article 6 of the Proposed Amendments).

(ii)	The descriptions with respect to Class 3 Preferred Shares in the provisions concerning preferred dividends, preferred interim dividends, distribution of residual assets and provisions for acquisition will be deleted (Articles 13, 14, 15 and 18 of the Proposed Amendments).

(3)	In order to enable flexible convocation of general meetings of holders of class shares, a record date with respect to general meetings of holders of class shares will be established (Article 10 of the Proposed Amendments).

2.	Details of Amendments

The details of amendments are as shown in the attached document.

3.	Schedule

Date of resolution at a meeting of the Board of Directors

May 15, 2013 (Wednesday)

Date of resolution at the general meeting of shareholders

June 27, 2013 (Thursday)

Effective date of the amendments to Articles of Incorporation

June 27, 2013 (Thursday)

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

PROPOSED AMENDMENTS TO THE ARTICLES OF INCORPORATION

OF

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(The underlined portions indicate amendments.)

Current Articles of Incorporation	Proposed Amendments

CHAPTER II. SHARES	CHAPTER II. SHARES

(Total Number of Shares Authorized to be Issued)

Article 6.

The aggregate number of shares authorized to be issued by the Company shall be thirty-three billion nine hundred twenty million one thousand (33,920,001,000) shares, and the aggregate number of each class shares authorized to be issued shall be as set forth below; provided, however, that the aggregate number of shares authorized to be issued with respect to the First to the Fourth Series of Class 5 Preferred Shares shall not exceed four hundred million (400,000,000) in total, the aggregate number of shares authorized to be issued with respect to the First to the Fourth Series of Class 6 Preferred Shares shall not exceed two hundred million (200,000,000) in total, and the aggregate number of shares authorized to be issued with respect to the First to the Fourth Series of Class 7 Preferred Shares shall not exceed two hundred million (200,000,000) in total.

(Total Number of Shares Authorized to be Issued)

Article 6.

The aggregate number of shares authorized to be issued by the Company shall be thirty-three billion eight hundred million one thousand (33,800,001,000) shares, and the aggregate number of each class shares authorized to be issued shall be as set forth below; provided, however, that the aggregate number of shares authorized to be issued with respect to the First to the Fourth Series of Class 5 Preferred Shares shall not exceed four hundred million (400,000,000) in total, the aggregate number of shares authorized to be issued with respect to the First to the Fourth Series of Class 6 Preferred Shares shall not exceed two hundred million (200,000,000) in total, and the aggregate number of shares authorized to be issued with respect to the First to the Fourth Series of Class 7 Preferred Shares shall not exceed two hundred million (200,000,000) in total.

Ordinary Shares: thirty-three billion (33,000,000,000) shares	Ordinary Shares: thirty-three billion (33,000,000,000) shares

Class 3 Preferred Shares: one hundred twenty million (120,000,000) shares	(Deleted.)

The First Series of Class 5 Preferred Shares:

four hundred million (400,000,000) shares

The Second Series of Class 5 Preferred Shares:

four hundred million (400,000,000) shares

The Third Series of Class 5 Preferred Shares:

four hundred million (400,000,000) shares

The Fourth Series of Class 5 Preferred Shares:

four hundred million (400,000,000) shares

The First Series of Class 5 Preferred Shares:

four hundred million (400,000,000) shares

The Second Series of Class 5 Preferred Shares:

four hundred million (400,000,000) shares

The Third Series of Class 5 Preferred Shares:

four hundred million (400,000,000) shares

The Fourth Series of Class 5 Preferred Shares:

four hundred million (400,000,000) shares

(The underlined portions indicate amendments.)

Current Articles of Incorporation	Proposed Amendments

The First Series of Class 6 Preferred Shares:

two hundred million (200,000,000) shares

The Second Series of Class 6 Preferred Shares:

two hundred million (200,000,000) shares

The Third Series of Class 6 Preferred Shares:

two hundred million (200,000,000) shares

The Fourth Series of Class 6 Preferred Shares:

two hundred million (200,000,000) shares

The First Series of Class 7 Preferred Shares:

two hundred million (200,000,000) shares

The Second Series of Class 7 Preferred Shares:

two hundred million (200,000,000) shares

The Third Series of Class 7 Preferred Shares:

two hundred million (200,000,000) shares

The Fourth Series of Class 7 Preferred Shares:

two hundred million (200,000,000) shares

Class 11 Preferred Shares:

one thousand (1,000) shares

The First Series of Class 6 Preferred Shares:

two hundred million (200,000,000) shares

The Second Series of Class 6 Preferred Shares:

two hundred million (200,000,000) shares

The Third Series of Class 6 Preferred Shares:

two hundred million (200,000,000) shares

The Fourth Series of Class 6 Preferred Shares:

two hundred million (200,000,000) shares

The First Series of Class 7 Preferred Shares:

two hundred million (200,000,000) shares

The Second Series of Class 7 Preferred Shares:

two hundred million (200,000,000) shares

The Third Series of Class 7 Preferred Shares:

two hundred million (200,000,000) shares

The Fourth Series of Class 7 Preferred Shares:

two hundred million (200,000,000) shares

Class 11 Preferred Shares:

one thousand (1,000) shares

Article 7. through Article 9. (Omitted.)	Article 7. through Article 9. (Unchanged.)

(Record Date)

Article 10.

1. The Company shall deem the shareholders whose names have been entered or recorded in the latest register of shareholders as of March 31 of each year to be the shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant business year.

(Newly established.)

(Record Date)

Article 10.

1. The Company shall deem the shareholders whose names have been entered or recorded in the latest register of shareholders as of March 31 of each year to be the shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant business year.

2. The provision of the preceding paragraph shall apply mutatis mutandis to the record date for voting rights at general meetings of class shareholders, where there is a matter to be resolved at an ordinary general meeting of shareholders that requires, in addition to such resolution, a resolution by the relevant general meeting of class shareholders.

(The underlined portions indicate amendments.)

Current Articles of Incorporation	Proposed Amendments

2. In addition to the above, whenever necessary, the Company may, upon giving prior public notice, fix a date as a record date and may deem the shareholders or registered share pledgees whose names have been entered or recorded in the latest register of shareholders as of such date as the shareholders or the registered share pledgees entitled to exercise their rights.	3. In addition to the preceding two paragraphs of this article, whenever necessary, the Company may, upon giving prior public notice, fix a date as a record date and may deem the shareholders or registered share pledgees whose names have been entered or recorded in the latest register of shareholders as of such date as the shareholders or the registered share pledgees entitled to exercise their rights.

Article 11. and Article 12. (Omitted.)	Article 11. and Article 12. (Unchanged.)

CHAPTER III. PREFERRED SHARES	CHAPTER III. PREFERRED SHARES

(Preferred Dividends)

Article 13.

1. The Company shall distribute cash dividends from surplus on Preferred Shares (hereinafter referred to as the “Preferred Dividends”) in such respective amount as prescribed below to the holders of Preferred Shares (hereinafter referred to as the “Preferred Shareholders”) or registered share pledgees who hold pledges over Preferred Shares (hereinafter referred to as the “Registered Preferred Share Pledgees”), whose names have been entered or recorded in the latest register of shareholders as of March 31 of each year, with priority over the holders of Ordinary Shares (hereinafter referred to as the “Ordinary Shareholders”) or registered share pledgees who hold pledges over Ordinary Shares (hereinafter referred to as the “Registered Ordinary Share Pledgees”) ; provided, however, that in the event that the Preferred Interim Dividends provided for in Article 14 hereof have been paid in the relevant business year, the amount so paid shall be deducted accordingly from the amount of the Preferred Dividends set forth below for each relevant class of Preferred Shares.

(Preferred Dividends)

Article 13.

1. The Company shall distribute cash dividends from surplus on Preferred Shares (hereinafter referred to as the “Preferred Dividends”) in such respective amount as prescribed below to the holders of Preferred Shares (hereinafter referred to as the “Preferred Shareholders”) or registered share pledgees who hold pledges over Preferred Shares (hereinafter referred to as the “Registered Preferred Share Pledgees”), whose names have been entered or recorded in the latest register of shareholders as of March 31 of each year, with priority over the holders of Ordinary Shares (hereinafter referred to as the “Ordinary Shareholders”) or registered share pledgees who hold pledges over Ordinary Shares (hereinafter referred to as the “Registered Ordinary Share Pledgees”) ; provided, however, that in the event that the Preferred Interim Dividends provided for in Article 14 hereof have been paid in the relevant business year, the amount so paid shall be deducted accordingly from the amount of the Preferred Dividends set forth below for each relevant class of Preferred Shares.

(The underlined portions indicate amendments.)

Current Articles of Incorporation	Proposed Amendments

Class 3 Preferred Shares:	(Deleted.)

Sixty (60) yen per share per year

The First to the Fourth Series of Class 5 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 5 Preferred Shares, up to two hundred fifty (250) yen per share per year

The First to the Fourth Series of Class 5 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 5 Preferred Shares, up to two hundred fifty (250) yen per share per year

The First to the Fourth Series of Class 6 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 6 Preferred Shares, up to one hundred twenty-five (125) yen per share per year

The First to the Fourth Series of Class 6 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 6 Preferred Shares, up to one hundred twenty-five (125) yen per share per year

The First to the Fourth Series of Class 7 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 7 Preferred Shares, up to one hundred twenty-five (125) yen per share per year

The First to the Fourth Series of Class 7 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 7 Preferred Shares, up to one hundred twenty-five (125) yen per share per year

Class 11 Preferred Shares: Five and thirty hundredths (5.30) yen per share per year	Class 11 Preferred Shares: Five and thirty hundredths (5.30) yen per share per year

2. and 3. (Omitted.)	2. and 3. (Unchanged.)

(Preferred Interim Dividends)

Article 14.

In the event of payment of Interim Dividends provided for in Article 50 of these Articles (hereinafter referred to as the “Preferred Interim Dividends”), the Company shall make a cash distribution from surplus in such respective amount as prescribed below for each class of Preferred Shares to the Preferred Shareholders or Registered Preferred Share Pledgees with priority over the Ordinary Shareholders or Registered Ordinary Share Pledgees.

(Preferred Interim Dividends)

Article 14.

In the event of payment of Interim Dividends provided for in Article 50 of these Articles (hereinafter referred to as the “Preferred Interim Dividends”), the Company shall make a cash distribution from surplus in such respective amount as prescribed below for each class of Preferred Shares to the Preferred Shareholders or Registered Preferred Share Pledgees with priority over the Ordinary Shareholders or Registered Ordinary Share Pledgees.

(The underlined portions indicate amendments.)

Current Articles of Incorporation	Proposed Amendments

Class 3 Preferred Shares:	(Deleted.)

Thirty (30) yen per share

The First to the Fourth Series of Class 5 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 5 Preferred Shares, up to one hundred twenty-five (125) yen per share

The First to the Fourth Series of Class 5 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 5 Preferred Shares, up to one hundred twenty-five (125) yen per share

The First to the Fourth Series of Class 6 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 6 Preferred Shares, up to sixty-two and fifty hundredths (62.50) yen per share

The First to the Fourth Series of Class 6 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 6 Preferred Shares, up to sixty-two and fifty hundredths (62.50) yen per share

The First to the Fourth Series of Class 7 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 7 Preferred Shares, up to sixty-two and fifty hundredths (62.50) yen per share

The First to the Fourth Series of Class 7 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 7 Preferred Shares, up to sixty-two and fifty hundredths (62.50) yen per share

Class 11 Preferred Shares: Two and sixty-five hundredths (2.65) yen per share	Class 11 Preferred Shares: Two and sixty-five hundredths (2.65) yen per share

(Distribution of Residual Assets)

Article 15.

1. If the Company distributes its residual assets in cash upon liquidation, the Company shall pay cash to the Preferred Shareholders or Registered Preferred Share Pledgees with priority over the Ordinary Shareholders or Registered Ordinary Share Pledgees in such respective amount as prescribed below:

Class 3 Preferred Shares:

Two thousand five hundred (2,500) yen per share

(Distribution of Residual Assets)

Article 15.

1. If the Company distributes its residual assets in cash upon liquidation, the Company shall pay cash to the Preferred Shareholders or Registered Preferred Share Pledgees with priority over the Ordinary Shareholders or Registered Ordinary Share Pledgees in such respective amount as prescribed below:

(Deleted.)

(The underlined portions indicate amendments.)

Current Articles of Incorporation	Proposed Amendments

The First to the Fourth Series of Class 5 Preferred Shares: Two thousand five hundred (2,500) yen per share	The First to the Fourth Series of Class 5 Preferred Shares: Two thousand five hundred (2,500) yen per share

The First to the Fourth Series of Class 6 Preferred Shares: Two thousand five hundred (2,500) yen per share	The First to the Fourth Series of Class 6 Preferred Shares: Two thousand five hundred (2,500) yen per share

The First to the Fourth Series of Class 7 Preferred Shares: Two thousand five hundred (2,500) yen per share	The First to the Fourth Series of Class 7 Preferred Shares: Two thousand five hundred (2,500) yen per share

Class 11 Preferred Shares: One thousand (1,000) yen per share	Class 11 Preferred Shares: One thousand (1,000) yen per share

2. (Omitted.)	2. (Unchanged.)

Article 16. and Article 17. (Omitted.)	Article 16. and Article 17. (Unchanged.)

(Provisions for Acquisition)

Article 18.

1. In respect of the First to the Fourth Series of Class 5 Preferred Shares and/or the First to the Fourth Series of Class 6 Preferred Shares, the Company may, after issuance of the respective Preferred Shares and after the lapse of the period designated by resolution of the Board of Directors adopted at the time of the issuance of respective Preferred Shares, acquire such Preferred Shares, in whole or in part, in exchange for the amount of cash as deemed appropriate as the acquisition price giving due consideration to the prevailing market conditions, as determined by such resolution of the Board of Directors, on a certain date as separately determined by the Company by a resolution of the Board of Directors after the issue of the relevant Preferred Shares.

(Provisions for Acquisition)

Article 18.

1. In respect of the First to the Fourth Series of Class 5 Preferred Shares and/or the First to the Fourth Series of Class 6 Preferred Shares, the Company may, after issuance of the respective Preferred Shares and after the lapse of the period designated by resolution of the Board of Directors adopted at the time of the issuance of respective Preferred Shares, acquire such Preferred Shares, in whole or in part, in exchange for the amount of cash as deemed appropriate as the acquisition price giving due consideration to the prevailing market conditions, as determined by such resolution of the Board of Directors, on a certain date as separately determined by the Company by a resolution of the Board of Directors after the issue of the relevant Preferred Shares.

(The underlined portions indicate amendments.)

Current Articles of Incorporation	Proposed Amendments

2. In respect of Class 3 Preferred Shares, the Company may, after issuance of Class 3 Preferred Shares and after February 18, 2010, acquire such Class 3 Preferred Shares, in whole or in part, in exchange for the amount of two thousand five hundred (2,500) yen per one (1) Class 3 Preferred Share, on a certain date as separately determined by the Company by a resolution of the Board of Directors after the issue of such Class 3 Preferred Shares.	(Deleted.)

3. Partial acquisition shall be effected pro rata or in lot.	2. Partial acquisition shall be effected pro rata or in lot.

Article 19. (Omitted.)	Article 19. (Unchanged.)

(Mandatory Acquisition) Article 20. 1. (Omitted.) 2. (Omitted.) (Newly established.)

(Mandatory Acquisition)

Article 20.

1. (Unchanged.)

2. (Unchanged.)

3. After issuance of the Second to the Fourth Series of Class 5 Preferred Shares, the First to the Fourth Series of Class 6 Preferred Shares and/or the First to the Fourth Series of Class 7 Preferred Shares, upon the occurrence of a certain event that requires the acquisition of the relevant Preferred Shares pursuant to the capital adequacy requirements applicable to the Company and which event shall be determined by resolution of the Board of Directors adopted at the time of the issuance of the relevant Preferred Shares, the Company shall mandatorily acquire the relevant Preferred Shares in whole on an acquisition date which falls after the occurrence of the certain event. The acquisition date shall be either of a certain date which falls after the occurrence of the relevant certain event and which date shall be determined by such resolution of the Board of Directors, giving due consideration to such capital adequacy requirements and other factors, or a date separately determined by the Company by resolution of the Board of Directors adopted after the occurrence of the relevant certain event. The Company shall mandatorily acquire the relevant Preferred Shares in exchange for Ordinary Shares or free of consideration, and whether such acquisition shall be made in exchange for Ordinary Shares or free of consideration shall be determined by resolution of the Board of Directors adopted at the time of issuance of the relevant Preferred Shares, giving due consideration to the market conditions and other factors. The formula for calculating the number of Ordinary Shares in case where the relevant Preferred Shares shall be acquired in exchange for Ordinary Shares shall be determined by resolution of the Board of Directors adopted at the time of issuance of the relevant Preferred Shares, giving due consideration to the market price of Ordinary Shares, the subscription price of the relevant Preferred Shares and other factors.

(The underlined portions indicate amendments.)

Current Articles of Incorporation	Proposed Amendments

3. In the calculation of the number of Ordinary Shares provided for in the preceding two paragraphs of this article, if any number less than one (1) share is yielded, such fractions shall be handled by the method provided for in Article 234 of the Corporation Act.	4. In the calculation of the number of Ordinary Shares provided for in the preceding three paragraphs of this article, if any number less than one (1) share is yielded, such fractions shall be handled by the method provided for in Article 234 of the Corporation Act.

Article 21. and Article 22. (Omitted.)	Article 21. and Article 22. (Unchanged.)